EXHIBIT 99.1

Yamana Gold Reports Strong Fourth Quarter and Full Year 2019 Results; Free Cash Flow and Cash Balances Rise Sharply Enabling Further Significant Debt Reduction; Production Exceeds Guidance

TORONTO, Feb. 13, 2020 (GLOBE NEWSWIRE) -- YAMANA GOLD INC. (TSX:YRI; NYSE:AUY) (“Yamana” or “the Company”) is herein reporting its financial and operational results for the fourth quarter and full year 2019, and mineral reserve and mineral resource estimates as at December 31, 2019.

FOURTH QUARTER AND FULL YEAR HIGHLIGHTS

Exceeded Production Guidance

  Fourth quarter gold and silver production was 221,595 ounces and 2.97 million ounces, respectively, in line with plan. Gold equivalent ounce ("GEO")(1) production comprised 256,288 GEO(1).
  Exceeded gold production guidance for the year with annual production of 900,339 ounces.
  Exceeded silver production guidance for the year with annual production of 10.6 million ounces.
  GEO(1) production of 1.02 million exceeded guidance, notwithstanding a higher GEO ratio(1) than that assumed when 2019 guidance was set.

Costs in Line

  Total Yamana(2) cash costs(5) for the quarter and full year were $656 and $667 per GEO(1), respectively, in line with prior year comparative costs, as were Total Yamana(2) all-in sustaining costs ("AISC")(5) for the quarter and full year of $1,012 and $978 per GEO(1), respectively.

Financial Results - Strong Cash Flow Growth

  Fourth quarter net earnings attributable to Yamana equity holders were $14.6 million or $0.02 per share basic and diluted compared to a net loss of $61.4 million or $0.06 per share basic and diluted a year earlier.
  Fourth quarter adjusted net earnings(5) in the latest quarter were $26.7 million or $0.03 per share basic and diluted compared to $26.2 million or $0.03 per share basic and diluted a year earlier.
  Full year cash flows from operating activities were $521.8 million; cash flows from operating activities before net change in working capital(5) were $590.5 million; net free cash flow was $358.4 million.
  Fourth quarter cash flows from operating activities were $201.7 million; cash flows from operating activities before net change in working capital were $176.6 million; and net free cash flow(5) was $136.5 million.
  Cash flows exceeded the average of the three preceding quarters as follows:
    Cash flows from operating activities exceeded the average by 91%.
    Cash flows from operating activities before net change in working capital(5) exceeded the average by 29%.
    Net free cash flow(5) exceeded the average by 87%.

(All amounts are expressed in United States Dollars unless otherwise indicated.)
(See end notes above cautionary note.)

	Three months ended December 31
(In millions of United States Dollars)	2019	2018
Net Free Cash Flow (5)	$136.5	$106.0
Free Cash Flow before Dividends and Debt Repayments (5)	$73.4	$9.5
Decrease (Increase) in Net Debt (5)	$59.8	$(2.4)

Significantly Reduced Debt

  Net debt(5) decreased by an additional $59.8 million in the fourth quarter as a result of increased cash balances largely due the significant increase in free cash flow.
  Total debt decreased by $710.8 million during 2019 while net debt(5) fell by $771.1 million due to increased cash balances resulting from significantly higher free cash flow.  As of December 31, 2019, net debt(5) was $889.1 million.

Increased Dividend

  Increased annual dividend by 25% to $0.05 per share, effective in the first quarter of 2020. The increase follows a 100% increase to the annual dividend in the third quarter of 2019 to $0.04 per share from $0.02.

Increased Mineral Resources

  Mineral reserves replaced depletion on a consolidated basis, excluding assets disposed of in 2019, more than replacing 2019 mineral depletion.
  Inferred mineral resources increased by 27%(4) from year-end 2018 while measured and indicated mineral resources were relatively unchanged.
  Jacobina increased gold mineral reserves by 19% over and above 2019 depletion based on updated models from the Morro do Vento, João Belo, Canavieiras Central, and Serra do Córrego mines.
  El Peñón mineral reserves increased by 15% for gold and 21% for silver in 2019 over and above depletion due to positive infill drilling and mine design optimization.

Maiden Resource for East Gouldie Discovery

  The Company is disclosing a maiden mineral resource estimate for East Gouldie, a new mineralized zone at the Canadian Malartic mine that contributed significantly to inferred mineral resources of the mine at year end(4).
  On a 50% basis, the zone added 12.8 million tonnes of inferred resources at 3.34 grams per tonne ("g/t") for a total of approximately 1.37 million ounces of gold.
  The zone continues to be open in all directions.

Evaluating Scenarios to Optimize Canadian Malartic Underground

  The Partnership is evaluating scenarios to optimize the project, which includes discussions with royalty holders and other stakeholders to enhance the economics of the project.
  Given the Company's robust pipeline of development projects, the Company does not currently anticipate approving the project for development unless these discussions are successful and the project economics are improved.

Daniel Racine, President and Chief Executive Officer, commented: “Our fourth quarter capped off an exceptional year for Yamana. We significantly strengthened our balance sheet by lowering debt and increasing free cash flow. Our operations executed extremely well, with Jacobina posting record fourth quarter and full year production and El Peñón enjoying its strongest quarter since we rightsized the operation three years ago. Minera Florida also performed well, particularly in the month of December, something we believe is a sign of things to come. We are carrying this momentum into 2020 using our improved financial flexibility to further reduce debt, advance our organic growth projects and exploration program, and continue to increase shareholder returns.”

Free Cash Flow, Cash Balance, and Liquidity Rise Sharply

The Company’s primary objective is to maximize free cash flow, and 2019 was a particularly strong year in this regard. Full year cash flow from operating activities increased 29% to $521.8 million while net free cash flow(5) rose 63% to $358.4 million from $219.8 million.

The growth in free cash flow contributed to a sharp rise in Yamana’s cash balance, which increased to $158.8 million at the end of the fourth quarter compared to $98.5 million a year earlier. As of December 31, 2019, Yamana had available credit of $750.0 million which, when combined with the Company’s cash balance, brings total available liquidity to $908.8 million, up from $803.5 million a year earlier.

Free Cash Flow Growth Enabled Further Significant Net Debt Reduction

The Company nearly halved its net debt(5) in 2019, significantly strengthening its balance sheet and financial flexibility. The debt reduction primarily reflects the retirement of $800.0 million of debt announced in August 2019 and, importantly, growth in free cash flow has allowed the Company to use its rising cash balance to continue to meaningfully lower debt. During the fourth quarter, the Company's net debt(5) further decreased by $59.8 million as a result of increased cash flows from operations. As of December 31, 2019, Yamana's net debt(5) was $889.1 million, down 46% from $1,660.2 billion a year earlier.

Increased Annual Dividend Cumulatively by 150%

Effective in the first quarter of 2020, the Company will have increased its annual dividend cumulatively by 150% to $0.05 per share from $0.02 per share in the third quarter. The Company has adopted a policy of treating dividends on a per ounce basis and established a program pursuant to which it would create a reserve fund to protect the dividend for a minimum of three years. Given the significant increase in free cash flow, which Yamana believes is sustainable, the Company is targeting the payment of a dividend between the current rate of approximately $50 per GEO(1) and $100 per GEO(1). The Company will continue to maintain a balance between the payment of sustainable dividends, reinvestment in the business, and further improvements to its balance sheet.

Costs in Line with Previous Guidance and Adjustments

Total Yamana(2) cash costs(5) for the quarter and full year of $656 and $667 per GEO(1), respectively, were in line with  previous guidance and adjustments, as were Total Yamana(2) AISC(5) for the quarter and full year of $1,012 and $978 per GEO(1), respectively. Strong production and cost performance were observed, particularly at El Peñón and Jacobina in the fourth quarter.

Costs were in line with expectations notwithstanding a higher GEO(1) ratio relative to initial guidance, the removal of production from Chapada in the second half of the year, which increased costs by $30 per GEO(1), and a decision to spend more on exploration to further advance the robust drilling results being obtained across the Company's operations. The additional spend did not impact margins, which improved due to the rise in metal prices.

The decision to concentrate sustaining capital spending in the second half of the year further impacted AISC(5) in the fourth quarter. In particular, additional capital development at Jacobina and El Peñón in the second half supported high quarterly rates of mining and production in 2019, and is expected to improve access and flexibility in mining operations during 2020.

Jason LeBlanc, Chief Financial Officer, commented: “Our free cash flow and cash balances have grown to a point where we are now able to meaningfully reduce debt, as we did during the fourth quarter, while supporting a substantially higher dividend and continuing to grow the business. We are confident that this is sustainable and, as our free cash profile continues to improve, that we will be an in even better position to generate growth and increase returns.”

Summary of Certain Non-Cash and Other Items Included in Net Earnings

(In millions of United States Dollars, except per share amounts, totals may not add due to rounding)	Three Months Ended December 31		Twelve Months Ended December 31,
	2019	2018	2019	2018
Non-cash unrealized foreign exchange losses	$0.6	$3.2	$29.0	$9.5
Share-based payments/mark-to-market of deferred share units	3.2	(0.5)	15.0	5.3
Mark-to-market losses (gains) on derivative contracts, investments and other assets	(0.9)	(1.7)	0.1	0.4
Gain on sale of subsidiaries and other assets	—	(2.7)	(273.1)	(73.7)
Gain on sale of Gold Price Instrument	—	—	(11.5)	—
Share of one-off provision recorded against deferred income tax assets of associate	—	—	13.0	—
Net impairment of mining and non-operational mineral properties	—	(13.0)	—	250.0
Impairment of goodwill	—	45.0	—	45.0
Financing costs paid on early note redemption	—	—	35.0	14.7
Other provisions, write-downs and adjustments	7.5	18.9	42.0	57.9
Non-cash tax on unrealized foreign exchange losses	(3.9)	(43.2)	17.9	151.9
Income tax effect of adjustments	(0.2)	(6.3)	(0.5)	(5.0)
One-time tax adjustments	5.8	87.9	26.9	(59.4)
Total adjustments (i)	$12.1	$87.6	$(106.1)	$396.5
Total adjustments - increase (decrease) to earnings per share attributable to Yamana equity holders	$0.01	$0.09	$(0.11)	$0.42
  For the three months ended December 31, 2019, net earnings attributable to Yamana equity holders would be adjusted by an increase of $12.1 million (2018 - increase of $87.6 million). For the twelve months ended December 31, 2019, net earnings attributable to Yamana equity holders would be adjusted by a decrease of $106.1 million (2018 - increase of $396.5 million).

STRATEGIC DEVELOPMENTS

Jacobina, Brazil

During the year, the Company announced significant increases to mineral reserves at Jacobina of 8.6% versus year-end 2018. The operation also reported an all-time high for full-year production of 159,499 ounces of gold, which was also well above guidance of 152,000 ounces.

With continued improvements to the sustainable cost structure and development productivity at the mine, Jacobina was able to incorporate ore previously categorized as mineral resources in the mineral reserve category.  The conclusion to include lower grade supplemental ore, encountered as a halo to the core mineral reserves, had the impact of slightly decreasing total mineral reserve grade but significantly increasing economical mineral reserve ounces.  This supplemental ore halo has been effectively and profitably mined over the past few quarters.

The updated mineral reserves of Jacobina comprise:

  29.17 million tonnes at a grade of 2.40 g/t in the core zone, for a total of 2.25 million ounces
  5.01 million tonnes at a grade of 1.53 g/t in the supplemental halo zone, for a total of 246 thousand ounces
  For a total mineral reserve of 34.18 million tonnes at a grade of 2.27 g/t, for a total of 2.49 million ounces

The Company’s mine plan prioritizes the mining of the core mineral reserves with a grade of 2.40 g/t, and defers the majority of the mining and processing of the supplemental halo mineral reserves until late in the mine life.  The observed increase in mineral reserves and mineral reserves grade during the mid-year and year-end update supports annual gold production above 170,000 ounces, which was previously guided as the target after the completion in mid-2020 of Phase 1, a modest plant optimization with a sustainable level of 6,500 tonnes per day ("tpd").

The increase also further supports the potential for Phase 2, where production is expected to increase to between 200,000 and 225,000 ounces per year, with a likely scenario for plant throughput in the range of 7,500 tpd to 8,500 tpd, while maintaining gold recoveries of between 96%-97%.

A pre-feasibility study (“PFS”) to identify optimum mining and processing expansion scenarios, evaluate project economics, and determine a project development schedule, including the timing for permit applications, is expected to be completed in the first quarter of 2020. Investment for Phase 2 is expected to occur mostly in 2021 and 2022 with the objective of being at the higher throughput level at the beginning of 2023. No expansionary capital will be committed to the plant expansion until the PFS is completed. The Company’s hurdle requirement for expenditure on the Phase 2 expansion is an after-tax internal rate of return exceeding 15%. The decision to proceed with the investment will be driven by the expansion of the plant throughput, thus bringing forward cash flows, but also an extension of mine life from continued exploration success and improvements to Jacobina’s average mineral reserve grade, which would support the investment decision.

Agua Rica, Argentina

During the year, the Company announced an integration agreement with Glencore International AG and Newmont Corporation (collectively the “Parties”), pursuant to which the Agua Rica project would be developed and operated using the existing infrastructure and facilities of Minera Alumbrera Limited (“Alumbrera”) in the Catamarca Province of Argentina. The Company would own 56% of the integrated project. The Parties established a Technical Committee to direct the advancement of the Integrated Project.

The integration is expected to significantly de-risk the development of Agua Rica due to the ability to rely on the current Alumbrera plant and infrastructure. The Integrated Project is also expected to generate significant synergies by bringing together the extensive mineral reserves of Agua Rica with the existing infrastructure of Alumbrera to create a unique, high-quality, low-risk brownfield project with an optimized environmental footprint that is expected to bring significant value to shareholders, local communities and stakeholders.

On July 19, 2019, the Company announced positive PFS results that underscored Agua Rica as a long-life, low-cost project with robust economics and opportunities to realize further value, including the opportunity to convert economic-grade inferred mineral resources and expanding throughput scenarios to increase metal production and returns, among other opportunities.

The PFS highlights include a long mine life of 28 years, annual production for the first 10 full years increased to 533 million pounds of copper equivalent(i) production, cash costs(5) decreased to $1.29 per pound, AISC(5) decreased to $1.52 per pound for the first ten years of production, net present value increased to $1.935 billion and an increased internal rate of return of 19.7%(ii). Furthermore, proven and probable copper mineral reserves increased by 21% from year-end 2018 to 11.8 billion pounds and gold mineral reserves increased by 13% to 7.4 million ounces.

The Company believes Agua Rica represents one of the lowest capital intensity copper development projects in the world, with capital intensity measured based on the amount of copper produced and the amount of copper in the ground.

  Copper equivalent metal includes copper with gold, molybdenum, and silver converted to copper-equivalent metal based on the following metal price assumptions:   $6,614 per tonne of copper ($3 per pound), $1,250 per ounce for gold, $24,250 per tonne for molybdenum, and $18.00 per ounce for silver.
  Assuming metal prices of $3.00 per pound of copper, $1,300 per ounce of gold price, $18.00 per ounce of silver, $11.00 per pound of molybdenum and using  an 8% discount rate.

Expansion opportunities at Canadian Malartic, Canada

Exploration programs are ongoing to evaluate several deposits and prospective exploration areas to the east of the Canadian Malartic open pit, including the new mineralized zone discovery of East Gouldie, as well as the Odyssey, East Malartic, Sladen, Sheehan and Rand zones. These discoveries have the potential to provide new, mostly underground sources of mineralization for the Canadian Malartic mill, replacing a portion of the lower grade open pit ores, and thereby increasing production and extending mine life. Access for additional underground drilling and possible mining would be by ramp extending from the Odyssey zone. The permit allowing for the development of an underground ramp was received in December 2018.

Drilling at East Gouldie has yielded a number of positive intercepts and results indicate that the East Gouldie, East Malartic and Sladen zones are converging at depth, increasing the level of confidence in the economic potential of overall mineral resources below 1,000 meters.

East Gouldie contributed to the meaningful increase in inferred mineral resource figures for East Malartic at year-end 2019. This increase comes after only one year of exploration, since the initial discovery hole in November 2018. The East Gouldie zone remains open and exploration continues to investigate probable extensions of the known mineral envelope.

See further details in the Company's September 9, 2019, press release: "Yamana Gold Provides Exploration Update on the Canadian Malartic Mine; Announces Discovery of East Gouldie Zone" available on SEDAR.

Sale of Chapada, Brazil and Related Consideration

On July 5, 2019, the Company completed the sale of the Chapada mine. The Company received total consideration of $865.5 million, including initial upfront cash consideration of $800.0 million on closing. In addition, consideration includes a $100 million cash payment contingent on the development of a pyrite roaster at Chapada and a 2% net smelter return (“NSR”) royalty on the Suruca gold project in the Chapada complex.

With regards to the Suruca NSR, the Company is considering a possible monetization of the royalty, which would allow the significant gain on realization on the sale of Chapada to have further upside potential and add to the already monetized $865.5 million in cash obtained on sale.

EXPLORATION

The 2019 exploration program focused on finding higher quality ounces, improving mine grade, infill drilling to replace production by upgrading existing mineral resources, and exploring the Yamana property portfolio as well as several joint venture opportunities.

The Company continues its exploration programs at existing operations. The Company increased its exploration spending in 2019 with a goal of further building mineral reserves and mineral resources at key operations as well as building a pipeline of exploration opportunities to ensure future growth. Exploration plans are focused on extending mine life at Cerro Moro, El Peñón and Minera Florida, while increasing grade, mineral resources and mine life at Jacobina and Canadian Malartic to allow increases in production at low costs. Over the course of the year, exploration spending at Jacobina was allocated to support the planned expansion and the program added new mineral reserves at a grade of 3.0 g/t or better.

Henry Marsden, Senior Vice President of Exploration, commented: “All five of our mines issued positive exploration updates in the second half of 2019. I would like to highlight El Peñón, our most mature mine, which increased gold and silver mineral reserves well beyond depletion for the third consecutive year. Given this ability to consistently grow mineral reserves beyond depletion, the mine life of this, our most resilient operation, is expected to be considerably longer than suggested by its mineral reserves inventory at any given point in time.”

Generative Exploration Program

The Company believes that it is important to invest prudently and responsibly today to lay the foundation for the Yamana mines of tomorrow. To that end, a generative exploration program is in progress to advance several highly prospective opportunities in the Company's existing portfolio. The key objectives of the program are as follows:

  Target the Company’s most advanced exploration projects while retaining the flexibility to prioritize other projects in the portfolio as and when merited by drill results.
  Advance one or more projects to an inferred mineral resource of at least 1.5 million ounces of gold within the next three years.
  On a long-term basis, advance at least one project to a mineral inventory that is large enough to support a mine with annual gold production of approximately 150,000 ounces for at least eight years.
  Advance both gold-only and copper-gold projects and, in the latter case, consider joint venture agreements aimed at increasing mineral resource and advancing the project to development while Yamana maintains an economic interest in the project.

The Company is budgeting $14 million in 2020, the first year of what will initially be a three-year program. The Company expects most of the remaining budget for the program to be derived from monetizations of non-cash producing assets that are currently in progress, creating an optimum balance between investing in new projects and maximizing free cash flow. The generative exploration program targets advanced and advancing exploration projects in Yamana's existing portfolio, particularly Canada and Brazil. These projects include:

Lavra Velha
Lavra Velha is a near surface advanced exploration project located in the Lavra Velha district in Brazil’s Bahia state. There are significant drill targets on the 55,000-hectare property, and Lavra Velha is highly prospective to meet the Company’s long-term objectives, as it is near to surface, open pittable, and as a possible heap leach operation, it can more easily be put into production with low capital costs.

Monument Bay
Yamana is actively exploring its 31,000-hectare Monument Bay project, which is located in northeast Manitoba. The project covers the Twin Lakes shear zone, a strongly developed regional structure that hosts gold mineralization along a three-kilometre strike length. Drilling on the core Twin Lakes shear zone will continue and exploration has recently expanded to other targets within the existing exploration permit, using reverse circulation drilling to collect basal till and top-of-bedrock samples.

Jacobina Norte
The Jacobina Norte project, located in Brazil’s Bahia state just a few kilometres away from the Jacobina mine, is one of Yamana’s most promising advancing exploration projects. The 78,000-hectare property covers over 150 kilometres of strike extent of the Serra do Corrego Formation, which hosts paleoplacer gold mineralization at the Jacobina mine. Surface exploration along strike has defined mineralization at Jacobina Norte along a 15-kilometre trend with significant gold grades.

Borborema
The Borborema project is a 25,000-hectare land package in the Borborema district in Brazil’s Pernambuco state. The project is located in a Proterozoic magmatic arc environment that is similar to the belt hosting the Chapada mine, a large copper-gold mine developed by Yamana and put into production in 2007. Originally explored for narrow high grade veins, exploration also identified strong copper–gold anomalies in both rocks and soils. Initial drill testing of the São Francisco target in 2019 generated near to surface, very high grade copper intercepts from massive sulphide mineralization.

Ivolandia
The Ivolandia project is located in Brazil’s Goias state, south of the Chapada mine. Gold-in-soil anomalies and surface gold mineralization were drill tested in wide-spaced exploration holes in 2011-12 and more recently in 2019. Results to date suggest lower grade although very near to surface oxide mineralization with large tonnage potential.

Domain
The Domain project is located near Oxford Lake in northeast Manitoba. The land position consists of a 20,000-hectare property 100%-controlled by Yamana that is largely unexplored. Interpretation of regional airborne magnetics together with government geological survey till geochemistry support a highly prospective environment for folded iron formation hosted gold.

HEALTH, SAFETY, ENVIRONMENT, AND CORPORATE RESPONSIBILITY

The Company's Total Recordable Injury Frequency Rate in 2019 was 0.57(i), a 5% decrease from 2018 and a 24% decline over the past three years. The El Peñón mine completed 2019 without a Lost Time Injury, the second  consecutive calendar year it has achieved this milestone. All sites(ii) have now completed at least one year with the Social License to Operate Index. The index is based on quarterly community perception surveys that rate the Company's environmental, social, and governance (ESG) performance. Index ratings for the Jacobina and Minera Florida mines have improved by 10.87% and 47.8%, respectively, since the program was instituted, while Cerro Moro's rating has remained consistent.

  Calculated on 200,000 hours worked and includes employees and contractors. Does not include Canadian Malartic.
  Does not include El Peñón, which has no specific communities of interest, or Canadian Malartic, which reports its own publically available, sustainability metrics.

YEAR END MINERAL RESERVES AND MINERAL RESOURCES SUMMARY

As at December 31, 2019

Proven and probable mineral reserves
	Tonnes (000's)	Grade (g/t)	Contained oz. (000's)
Gold	122,397	2.00	7,859
Silver	12,636	157.1	63,824

Measured and indicated mineral resources
	Tonnes (000's)	Grade (g/t)	Contained oz. (000's)
Gold	263,433	1.50	12,672
Silver	19,080	72.8	44,632

Inferred mineral resources
	Tonnes (000's)	Grade (g/t)	Contained oz. (000's)
Gold	200,323	1.87	12,075
Silver	25,717	54.9	45,421

Additional details relating to the Company’s mineral reserve and mineral resource estimates as at December 31, 2019 are presented below.

Jacobina, Brazil

Jacobina increased gold mineral reserves by 19% over and above 2019 production depletion based on updated models from Morro do Vento, João Belo, Canavieiras South, Canavieiras Central, and Serra do Córrego mines. The conversion of measured and indicated mineral resources to mineral reserves is partially responsible for a modest decrease in gold measured and indicated mineral resources. Inferred mineral resources increased by  398,000 ounces of gold, up 39% from year-end 2018.

In the exploration update provided in the third quarter of 2019, the Company announced increases to mineral reserves and mineral reserve grades at Jacobina of 8.6% and 2.6%, respectively, versus year-end 2018, which added to overall mineral reserve grade growth in 2018, which when combined with the mid-year update, represents a 5.3% increase from year-end 2017.

At year end, the Company further increased mineral reserves by 22%, or 490,000 ounces, from the mid-year update. Such increase is related to mineral reserves with a lower average grade of 1.41 g/t. The Company anticipates that it would defer mining of these low grade reserves until late in the mine life, and instead mining and processing would be in association with the mineral reserves at a grade of 2.40 g/t.

A photo accompanying this announcement is available at https://www.globenewswire.com/NewsRoom/AttachmentNg/dc4195b8-62e3-4eca-b0f3-5d069417e341

  Adjustments are the inclusion of lower grade halo reserves.
  Additions from infill drilling and mine design optimization.

Canadian Malartic including Odyssey, Canada (50%)

Gold mineral reserves reflect depletion associated with 2019 production at Canadian Malartic. The objective of the 2019 exploration program at Canadian Malartic was to define and increase underground mineral resources, with a focus on Odyssey, East Malartic, and the newly discovered East Gouldie zone. The drilling performed, particularly at East Malartic and East Gouldie, resulted in a 111% increase in inferred mineral resources. At East Malartic, mineral resources below 1,000 metres in depth were reported for the first time. At East Gouldie, inferred mineral resources are relatively high grade at 3.34 g/t diluted. On a 100% basis, the overall underground project has increased by more than 5,000,000 ounces of inferred mineral resources, significantly improving the economic potential of the project. Additional exploration in these areas is planned for 2020.

A photo accompanying this announcement is available at https://www.globenewswire.com/NewsRoom/AttachmentNg/a41ae9b1-e7c9-477d-80b0-542c8b6c8b6e

  Adjustments to pit design modifications and increased cut-off grade.

El Peñón, Chile

El Peñón's mineral reserves both replaced 2019 depletion and further increased such mineral reserves by 15% and 21% for gold and silver, respectively, as the result of positive infill drilling and mine design optimization. It is the third consecutive year that El Peñón has replaced mineral reserves above and beyond depletion. Gold measured and indicated mineral resources increased by 66% while silver increased by 70% compared to the prior year, due to the positive exploration results from numerous secondary vein structures in the east mine. Lower gold and silver inferred mineral resources reflect the conversion to indicated mineral resources and adjustments to mineral resource classification criteria. In a recent exploration update, the Company indicated that new structural interpretations of faulting of the mine’s Deep Orito vein helping to define new high grade mineralization. The use of machine learning technology to improve exploration targeting is also yielding meaningful increases in mineral resource inventory.

A photo accompanying this announcement is available at https://www.globenewswire.com/NewsRoom/AttachmentNg/a1fd6320-fdfd-4274-a0dd-298277ed9fdd

  Adjustments to mineral resource classification criteria.
  Additions through infill drilling and mine design optimization.

A photo accompanying this announcement is available at https://www.globenewswire.com/NewsRoom/AttachmentNg/63c7b7c3-9061-4000-b6e2-b7046b85e1ad

  Adjustments to mineral resource classification criteria.
  Additions through infill drilling and mine design optimization.

Cerro Moro, Argentina

At Cerro Moro, mineral reserves changed due to 2019 depletion, and, given the Company’s expanded experience with mining Cerro Moro ore bodies over the past year and a half, the Company was able to further refine its geological understanding and incorporate that understanding into the geological model, improving model predictability. Inferred mineral resources increased by 29% and 10%  for gold and silver, respectively, compared to the prior year, from the addition of promising new structures. The main increases came from the new Naty discovery, and Agostina. Naty is a recent discovery, made late last year, and exploration is expected to continue to expand this mineralized zone.  The structures of Naty, Michelle Extension, Martina, Tres Lomas, Deborah Link and other zones are expected to undergo further drilling in 2020, as part of the aggressive exploration budget allocation to the mine.

A photo accompanying this announcement is available at https://www.globenewswire.com/NewsRoom/AttachmentNg/762488cf-7690-4dfd-8f85-0a307f440fcf

  Adjustments to block models.

A photo accompanying this announcement is available at https://www.globenewswire.com/NewsRoom/AttachmentNg/51bb77f0-68d0-45ed-a36f-a9a2ab553fb1

  Adjustments to block models.

Minera Florida, Chile

At Minera Florida, the increase in mineral reserves reflects an increase due to positive drilling results at Pataguas, Don Leopoldo, Fantasma and PVO Sur, amongst others, and block model revisions. These increases were partially offset by mine depletion. Mineral resources remained relatively unchanged as infill drilling resulted in conversion from inferred mineral resources to measured and indicated mineral resources. Other changes to calculation parameters also had the impact of modestly decreasing inferred mineral resources, which was partially offset by new discoveries.

A photo accompanying this announcement is available at https://www.globenewswire.com/NewsRoom/AttachmentNg/43e5df61-7f9d-4fbb-b907-1f98ed797aae

  Additions due to infill drilling.

KEY STATISTICS

Key operating and financial statistics for the fourth quarter and full year 2019 are outlined in the following tables.

Financial Summary

(In millions of United States Dollars, except for per share and per unit amounts)	Three Months Ended December 31,		Twelve Months Ended December 31,
	2019	2018	2019	2018
Revenue	$383.8	$483.4	$1,612.2	$1,798.5
Cost of sales excluding depletion, depreciation and amortization	(169.4)	(266.2)	(782.8)	(1010.0)
Depletion, depreciation and amortization	(119.0)	(130.9)	(471.7)	(438.3)
Total cost of sales	(288.4)	(397.1)	(1254.5)	(1448.3)
Mine operating earnings	95.4	40.3	357.7	201.2
General and administrative expenses	(19.3)	(21.0)	(79.4)	(91.8)
Exploration and evaluation expenses	(3.3)	(3.6)	(10.3)	(13.0)
Net earnings (loss)	14.6	(61.4)	225.6	(297.7)
Net earnings (loss) attributable to Yamana equity holders	14.6	(61.4)	225.6	(284.6)
Net earnings (loss) per share - basic and diluted (i)	0.02	(0.06)	0.24	(0.30)
Cash flow generated from operations after changes in non-cash working capital	201.7	114.7	521.8	404.2
Cash flow from operations before changes in non-cash working capital (ii)	176.6	115.8	590.5	566.3
Revenue per ounce of gold	1,486	1,223	1,392	1,263
Revenue per ounce of silver	17.55	14.59	16.39	15.37
Average realized gold price per ounce	$1,484	$1,226	$1,387	$1,267
Average realized silver price per ounce	$17.50	$14.59	$16.26	$15.37
  For the three and twelve months ended December 31, 2019, the weighted average numbers of shares outstanding was 950,433 thousand (basic) and 952,315 thousand (diluted), and 950,266 thousand (basic) and 951,924 thousand (diluted), respectively.
  Refers to a non-GAAP financial measure or an additional line item or subtotal in financial statements.  Please see the discussion included at the end of this press release under the heading “Non-GAAP Financial Measures and Additional Line Items and Subtotals in Financial Statements”.   Reconciliations for all non-GAAP financial measures are available at www.yamana.com/Q42019 and in Section 11 of the Company’s Management’s Discussion & Analysis for the year ended December 31, 2019, which is available on the Company's website and on SEDAR.

Production, Financial and Operating Summary

Costs	Three Months Ended December 31		Twelve Months Ended December 31
(In United States Dollars)	2019	2018	2019	2018
Per GEO sold - Yamana mines (i)
Total cost of sales	$1,117	$1,101	$1,142	$1,109
Cash Costs (5)	$656	$653	$679	$692
AISC (5)	$1,011	$939	$999	$998
Per GEO sold - Total Yamana (ii)
Total cost of sales	$1,118	$1,027	$1,109	$1,047
Cash Costs (5)	$656	$657	$667	$692
AISC (5)	$1,012	$921	$978	$971
  Yamana Mines includes those mines in the Company's portfolio as of December 31, 2019: Canadian Malartic, Jacobina, Cerro Moro, El Peñón and Minera Florida.
  Total Yamana includes Yamana Mines; and Chapada, and Gualcamayo, which were divested in July 2019 and December 2018, respectively.
	Three Months Ended December 31		Twelve Months Ended December 31
Gold Ounces	2019	2018	2019	2018
Canadian Malartic (50%)	85,042	84,732	334,596	348,600
Jacobina	41,774	37,071	159,499	144,695
Cerro Moro	26,568	45,066	120,802	92,793
El Peñón	48,131	37,956	159,515	151,893
Minera Florida	20,080	24,526	73,617	81,635
Chapada	—	40,841	52,311	121,003
Gualcamayo	—	22,291	—	92,285
TOTAL	221,595	292,483	900,340	1,032,904

	Three Months Ended December 31		Twelve Months Ended December 31
Silver Ounces	2019	2018	2019	2018
Cerro Moro	1,584,904	2,077,906	6,322,864	4,119,085
El Peñón	1,382,963	1,186,789	4,317,292	3,903,961
TOTAL	2,967,867	3,264,695	10,640,156	8,023,046

For a full discussion of Yamana’s operational and financial results and mineral reserve and mineral resource estimates, please refer to the Company’s Management’s Discussion & Analysis and Consolidated Financial Statements for the year ended December 31, 2019, which are available on the Company's website at www.yamana.com, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

MINERAL RESERVE AND MINERAL RESOURCE ESTIMATES

Mineral Reserves (Proven and Probable)

The following table sets forth the Mineral Reserve estimates for the Company’s mineral projects as at December 31, 2019.

Gold	Proven Mineral Reserves			Probable Mineral Reserves			Total - Proven & Probable
	Tonnes	Grade	Contained	Tonnes	Grade	Contained	Tonnes	Grade	Contained
Yamana Gold Projects	(000's)	(g/t)	oz. (000's)	(000's)	(g/t)	oz. (000's)	(000's)	(g/t)	oz. (000's)
Canadian Malartic (50%)	23,847	0.83	635	43,057	1.27	1,754	66,904	1.11	2,389
Cerro Moro	12	5.99	2	1,518	10.79	526	1,530	10.75	529
El Peñón Ore	577	5.03	93	5,078	4.85	792	5,655	4.87	885
El Peñón Stockpiles	18	3.03	2	724	1.23	29	742	1.28	31
Total El Peñón	595	4.97	95	5,802	4.40	821	6,397	4.45	916
Jacobina	20,720	2.29	1,525	13,456	2.24	968	34,176	2.27	2,493
Jeronimo (57%)	6,350	3.91	798	2,331	3.79	284	8,681	3.88	1,082
Minera Florida Ore	1,275	3.61	148	2,186	3.76	264	3,461	3.71	413
Minera Florida Tailings	—	—	—	1,248	0.94	38	1,248	0.94	38
Total Minera Florida	1,275	3.61	148	3,434	2.74	302	4,709	2.98	450
Total Gold Mineral Reserves	52,799	1.89	3,204	69,598	2.08	4,656	122.397	2.00	7,859
Agua Rica*	587,200	0.25	4,720	517,600	0.16	2,663	1,104,800	0.21	7,382
Alumbrera (12.5%)	8,435	0.39	105	294	0.37	3	8,728	0.39	109

*An agreement has been signed by Agua Rica, which is owned by Yamana Gold, and the owners of Alumbrera that would see the integration of the two projects.

Silver	Proven Mineral Reserves			Probable Mineral Reserves			Total - Proven & Probable
	Tonnes	Grade	Contained	Tonnes	Grade	Contained	Tonnes	Grade	Contained
Yamana Gold Projects	(000's)	(g/t)	oz. (000's)	(000's)	(g/t)	oz. (000's)	(000's)	(g/t)	oz. (000's)
Cerro Moro	12	1158.5	456	1,518	614.8	30,005	1,530	619.2	30,461
El Peñón Ore	577	169.9	3,153	5,078	163.4	26,679	5,655	164.1	29,832
El Peñón Stockpiles	18	121.7	70	724	14.4	335	742	17.0	406
Total El Peñón	595	168.5	3,224	5,802	144.8	27,014	6,397	147.0	30,238
Minera Florida Ore	1,275	24.7	1,014	2,186	21.7	1,528	3,461	22.8	2,542
Minera Florida Tailings	—	—	—	1,248	14.5	584	1,248	14.5	584
Total Minera Florida	1,275	24.7	1,014	3,434	19.1	2,112	4,709	20.6	3,125
Total Silver Mineral Reserves	1,882	77.6	4,694	10,754	171.0	59,131	12,636	157.1	63,824
Agua Rica	587,200	3.0	57,014	517,600	2.6	43,766	1,104,800	2.8	100,781

Copper	Proven Mineral Reserves			Probable Mineral Reserves			Total - Proven & Probable
	Tonnes	Grade	Contained	Tonnes	Grade	Contained	Tonnes	Grade	Contained
Yamana Gold Projects	(000's)	(% )	lbs (mm)	(000's)	(%)	lbs (mm)	(000's)	(%)	lbs (mm)
Agua Rica	587,200	0.57	7,379	517,600	0.39	4,450	1,104,800	0.49	11,829
Alumbrera (12.5%)	8,435	0.40	75	294	0.38	2	8,728	0.40	77

Zinc	Proven Mineral Reserves			Probable Mineral Reserves			Total - Proven & Probable
	Tonnes	Grade	Contained	Tonnes	Grade	Contained	Tonnes	Grade	Contained
Yamana Gold Projects	(000's)	(% )	lbs (mm)	(000's)	(%)	lbs (mm)	(000's)	(%)	lbs (mm)
Minera Florida Ore	1,275	1.29	36	2,186	1.18	57	3,461	1.22	93
Minera Florida Tailings	—	—	—	1,248	0.58	16	1,248	0.58	16
Total Zinc Mineral Reserves	1,275	1.29	36	3,434	0.96	73	4,709	1.05	109

Molybdenum	Proven Mineral Reserves			Probable Mineral Reserves			Total - Proven & Probable
	Tonnes	Grade	Contained	Tonnes	Grade	Contained	Tonnes	Grade	Contained
Yamana Gold Projects	(000's)	(% )	lbs (mm)	(000's)	(%)	lbs (mm)	(000's)	(%)	lbs (mm)
Agua Rica	587,200	0.030	388	517,600	0.030	342	1,104,800	0.030	731
Alumbrera (12.5%)	8,435	0.013	2	294	0.014	—	8,728	0.013	3

Mineral Resources (Measured, Indicated, and Inferred)

The following tables set forth the Mineral Resource estimates for the Company’s mineral projects as at December 31, 2019.

Gold	Measured Mineral Resources			Indicated Mineral Resources			Total - Measured & Indicated
	Tonnes	Grade	Contained	Tonnes	Grade	Contained	Tonnes	Grade	Contained
Yamana Gold Projects	(000's)	(g/t)	oz. (000's)	(000's)	(g/t)	oz. (000's)	(000's)	(g/t)	oz. (000's)
Arco Sul	—	—	—	—	—	—	—	—	—
Canadian Malartic Open Pit (50%)	2,020	1.42	92	6,720	1.57	339	8,740	1.54	431
Odyssey Underground (50%)	—	—	—	1,011	2.10	68	1,011	2.10	68
East Malartic Underground (50%)	—	—	—	4,962	2.18	347	4,962	2.18	347
East Gouldie Underground (50%)	—	—	—	—	—	—	—	—	—
Canadian Malartic (50%)	2,020	1.42	92	12,693	1.85	755	14,713	1.79	847
Cerro Moro	18	9.02	5	1,234	4.33	172	1,252	4.40	177
El Peñón Mine	627	4.53	91	5,631	2.93	530	6,257	3.09	621
El Peñón Tailings	—	—	—	—	—	—	—	—	—
El Peñón Stockpiles	—	—	—	1,019	1.13	37	1,019	1.13	37
El Peñón Total	627	4.53	91	6,650	2.65	567	7,276	2.81	658
Jacobina	27,705	2.26	2,014	14,765	2.27	1,076	42,470	2.26	3,090
Jeronimo (57%)	772	3.77	94	385	3.69	46	1,157	3.74	139
La Pepa	15,750	0.61	308	133,682	0.57	2,452	149,432	0.57	2,760
Lavra Velha	—	—	—	—	—	—	—	—	—
Minera Florida	2,377	5.15	394	3,475	4.79	535	5,852	4.93	928
Monument Bay	—	—	—	36,581	1.52	1,787	36,581	1.52	1,787
Suyai	—	—	—	4,700	15.00	2,286	4,700	15.00	2,286
Total Gold Mineral Resources	49,268	1.89	2,998	214,165	1.41	9,675	263,433	1.50	12,672
Agua Rica	53,600	0.13	224	206,300	0.11	730	259,900	0.11	954
Alumbrera (12.5%)	6,737	0.34	74	1,916	0.53	33	8,653	0.38	107

Silver	Measured Mineral Resources			Indicated Mineral Resources			Total - Measured & Indicated
	Tonnes	Grade	Contained	Tonnes	Grade	Contained	Tonnes	Grade	Contained
Yamana Gold Projects	(000's)	(g/t)	oz. (000's)	(000's)	(g/t)	oz. (000's)	(000's)	(g/t)	oz. (000's)
Cerro Moro	18	1012.2	587	1,234	333.3	13,222	1,252	343.0	13,809
El Peñón Mine	627	123.3	2,484	5,631	102.1	18,485	6,257	104.2	20,969
El Peñón Tailings	—	—	—	—	—	—	—	—	—
El Peñón Stockpiles	—	—	—	1,019	28.8	942	1,019	28.8	942
El Peñón Total	627	123.3	2,484	6,650	90.9	19,427	7,276	93.7	21,911
Minera Florida	2,377	32.3	2,467	3,475	26.2	2,922	5,852	28.6	5,389
Suyai	—	—	—	4,700	23.0	3,523	4,700	23.0	3,523
Total Silver Mineral Resources	3,021	57.0	5,538	16,059	75.7	39,095	19,080	72.8	44,632
Agua Rica	53,600	1.6	2,671	206,300	1.9	12,337	259,900	1.8	15,008

Copper	Measured Mineral Resources			Indicated Mineral Resources			Total - Measured & Indicated
	Tonnes	Grade	Contained	Tonnes	Grade	Contained	Tonnes	Grade	Contained
Yamana Gold Projects	(000's)	(% )	lbs (mm)	(000's)	(%)	lbs (mm)	(000's)	(%)	lbs (mm)
Agua Rica	53,600	0.22	260	206,300	0.30	1,364	259,900	0.28	1,624
Alumbrera (12.5%)	6,737	0.33	49	1,916	0.23	10	8,653	0.31	58

Zinc	Measured Mineral Resources			Indicated Mineral Resources			Total - Measured & Indicated
	Tonnes	Grade	Contained	Tonnes	Grade	Contained	Tonnes	Grade	Contained
Yamana Gold Projects	(000's)	(% )	lbs (mm)	(000's)	(%)	lbs (mm)	(000's)	(%)	lbs (mm)
Minera Florida	2,377	1.41	74	3,475	1.41	108	5,852	1.41	182
Total Zinc Mineral Resources	2,377	1.41	74	3,475	1.41	108	5,852	1.41	182

Molybdenum	Measured Mineral Resources			Indicated Mineral Resources			Total - Measured & Indicated
	Tonnes	Grade	Contained	Tonnes	Grade	Contained	Tonnes	Grade	Contained
Yamana Gold Projects	(000's)	(% )	lbs (mm)	(000's)	(%)	lbs (mm)	(000's)	(%)	lbs (mm)
Agua Rica	53,600	0.020	24	206,300	0.030	136	259,900	0.030	160
Alumbrera (12.5%)	6,132	0.016	2	462	0.013	—	6,593	0.015	2

Gold	Inferred Mineral Resources
	Tonnes	Grade	Contained
Yamana Gold Projects	(000's)	(g/t)	oz. (000's)
Arco Sul	5,000	4.02	646
Canadian Malartic Open Pit (50%)	2,354	1.22	92
Odyssey Underground (50%)	11,684	2.22	833
East Malartic Underground (50%)	39,382	2.05	2,596
East Gouldie Underground (50%)	12,760	3.34	1,369
Canadian Malartic (50%)	66,180	2.30	4,890
Cerro Moro	2,175	3.91	273
El Peñón Mine	4,510	3.38	490
El Peñón Tailings	13,767	0.55	245
El Peñón Stockpiles	—	—	—
El Peñón Total	18,276	1.25	735
Jacobina	18,528	2.36	1,406
Jeronimo (57%)	1,118	4.49	161
La Pepa	37,900	0.50	620
Lavra Velha	3,934	4.29	543
Minera Florida	4,365	5.32	747
Monument Bay	41,946	1.32	1,781
Suyai	900	9.90	274
Total Gold Mineral Resources	200,323	1.87	12,075
Agua Rica	742,900	0.09	2,150
Alumbrera (12.5%)	849	0.46	13

Silver	Inferred Mineral Resources
	Tonnes	Grade	Contained
Yamana Gold Projects	(000's)	(g/t)	oz. (000's)
Cerro Moro	2,175	222.2	15,542
El Peñón Mine	4,510	120.0	17,406
El Peñón Tailings	13,767	18.9	8,380
El Peñón Stockpiles	—	—	—
El Peñón Total	18,276	43.9	25,786
Minera Florida	4,365	25.1	3,517
Suyai	900	21.0	575
Total Silver Mineral Resources	25,717	54.9	45,421
Agua Rica	742,900	1.6	38,693

Copper	Inferred Mineral Resources
	Tonnes	Grade	Contained
Yamana Gold Projects	(000's)	(% )	lbs (mm)
Agua Rica	742,900	0.23	3,767
Alumbrera (12.5%)	849	0.21	4

Zinc	Inferred Mineral Resources
	Tonnes	Grade	Contained
Yamana Gold Projects	(000's)	(% )	lbs (mm)
Minera Florida	4,365	1.20	116
Total Zinc Mineral Resources	4,365	1.20	116

Molybdenum	Inferred Mineral Resources
	Tonnes	Grade	Contained
Yamana Gold Projects	(000's)	(% )	lbs (mm)
Agua Rica	742,900	0.030	491
Alumbrera (12.5%)	85	0.014	—

Mineral Reserve and Mineral Resource Reporting Notes

1. Metal Price, Cut-off Grade, Metallurgical Recovery:

Mine	Mineral Reserves	Mineral Resources
Yamana Gold Projects
Arco Sul	N/A	Price assumption: $1,500 gold
2.5 g/t gold cut-off
Canadian Malartic (50%)	Price assumption: $1,200 gold	Price assumption: $1,200 gold
	Open pit cut-off grades range from 0.40 to 0.43 g/t gold	Cut-off grades range from 0.40 to 0.43 g/t gold inside pit to 1.0 g/t gold outside or below pit
	Metallurgical recoveries for gold averaging 90.2%	Underground Cut-off grade at Odyssey is 1.15 to 1.35 g/t gold (stope optimized)
Underground Cut-off grade at East Malartic is 1.30 to 1.60 g/t gold (stope optimized)
Underground Cut-off grade at East Gouldie is 1.35 to 1.55 g/t gold (stope optimized)
Cerro Moro	Price assumption: $1,250 gold and $18.00 silver
	Open pit cut-off at 123 NSR $/ton and Underground cut-off at 215 NSR $/ton	Cut-off grade at 3.0 g/t Aueq.
Metallurgical recoveries average 95% for gold and 93% for silver
El Peñón	Price Assumption: $1,250 gold, $18.00 silver	Price Assumption: $1,250 gold, $18.00 silver
	Open Pit cut-off at $43.15/t	Underground cut-off at $95.93/t, which corresponds to 75% of the cut-off value used to estimate the mineral reserves
	Underground cut-off at $127.90/t	Mineral Resources contained in tailings and stockpiles reported at cut-offs of 0.50 g/t and 0.79 g/t gold equivalent respectively
	Low grade stockpiles cut-off 0.90 g/t gold equivalent	Metallurgical recoveries for underground ores range from 77.0% to 96.9% for gold and from 63.0% to 94.4% for silver
	Metallurgical recoveries for open pit ores range from 86.56% to 90.29% for gold and from 83.53% to 86.95% for silver	Metallurgical recoveries for tailings estimated to be 60% for gold and 30% for silver
	Metallurgical recoveries for underground ores range from 77.0% to 96.9% for gold and from 63.0% to 94.4% for silver	Metallurgical recoveries for stockpiles estimated to be 88.0% for gold and 80.8% for silver
Metallurgical recoveries for low grade stockpiles are 95.2% for gold and 83.0% for silver
Jacobina	Price assumptions: $1,250 gold
	Underground reserves are reported at variable cut-off grades by zone ranging from 1.12 g/t gold to 1.30 g/t gold	Underground cut-off grade is 1.00 g/t gold, which corresponds to 75% of the cut-off used to estimate the mineral reserves
	Mineral reserves includes lower grade supplemental ore which is incorporated into the life of mine plan, and which was previously categorized as mineral resources	Minimum mining width of 1.5 meters, considering internal waste and dilution
Metallurgical recovery is 96%
Jeronimo (57%)	Price Assumption:$900 gold
	Cut-off grade at 2.0 g/t gold	Cut-off grade at 2.0 g/t gold
Metallurgical recovery for gold is 86%.
La Pepa	N/A	Price Assumption: $780 gold
cut-off grade at 0.30 g/t gold
Lavra Velha	N/A	Price assumption: $1,300 gold and $3.50 copper
cut-off grade at 0.2 g/t gold and 0.1% copper
Minera Florida	Price assumption: $1,250/oz gold, $18.00/oz silver and $1.25/lb Zn.	Price assumption: $1,250/oz gold, $18.00/oz silver and $1.25/lb Zn.
	Underground cut-offs for Las Petaguas Zone $91.48/t and for the Core Mine Zones $92.86/t	Underground Mineral Resources are estimated at a cut-off grade of 2.50 g/t gold equivalent
	Metallurgical recoveries are 91.36% for gold, 62.93% for silver and 75.38% for zinc	Metallurgical recoveries are 91.36% for gold, 62.93% for silver and 75.38% for zinc
Monument Bay	N/A	Price Assumption: $1,200 gold
Cut-off grades are 0.4 g/t gold and 0.7 g/t gold for the open pits and 4.0 g/t gold for underground
Suyai	N/A	5.0 g/t gold cut-off inside mineralized wireframe modeling
Agua Rica	Mineral Reserves are estimated using a variable metallurgical recovery.	Mineral Resources are estimated using a variable metallurgical recovery.
	Average metallurgical recoveries of 86% Cu, 35% Au, 43% Ag, and 44% Mo were considered.	LOM average metallurgical recoveries of 86% Cu, 35% Au, 43% Ag, and 44% Mo were considered.
	Open pit Mineral Reserves are reported at a variable cut-off value averaging $8.42/t, based on metal price assumptions of US$3.00/lb Cu, $1,250/oz Au, $18/oz Ag, and $11/lb Mo. A LOM average open pit costs of $1.72/t moved, processing and G&A cost of $6.70/t of run of mine processed. The strip ratio of the mineral reserves is 1.7 with overall slope angles varying from 39° to 45° depending on the geotechnical sector.	Mineral Resources are constrained by an optimized pit shell based on metal price assumptions of $4.00/lb Cu, $1,600/oz Au, $24/oz Ag, and $11/lb Mo. Open pit Mineral Resources are reported at a variable cut-off value which averages $8.42/t milled with overall slope angles varying from 39° to 45° depending on the geotechnical sector.
Alumbrera Projects (12.5%)
Alumbrera Deposit	Price assumption: $1,250 gold, $2.91 copper	Price assumption: $1,250 gold, $2.95 copper.
	Underground cut-off at 0.5% copper equivalent	Underground cut-off at 0.43% copper equivalent
Metallurgical recoveries average 87.85% for copper and 72.31% for gold
Bajo El Durazno Deposit	N/A	Price assumption: $1,250 gold, $2.95 copper.
0.74 g/t Aueq cut-off within underground economic envelope

2.  All Mineral Reserves and Mineral Resources have been calculated in accordance with the standards of the Canadian Institute of Mining, Metallurgy and Petroleum and National Instrument 43-101, other than the estimates for the Alumbrera mine which have been calculated in accordance with the JORC Code which is accepted under NI 43-101.

3.  All Mineral Resources are reported exclusive of Mineral Reserves.

4.  Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability.

5.  Mineral Reserves and Mineral Resources are reported as of December 31, 2019.

6.  For the qualified persons responsible for the Mineral Reserve and Mineral Resource estimates at the Company’s material properties, see the qualified persons list below.

Property	Qualified Persons for Mineral Reserves	Qualified Persons for Mineral Resources

Canadian Malartic	Sylvie Lampron, Eng., Canadian Malartic Corporation	Pascal Lehouiller, P. Geo, Canadian Malartic Corporation
El Peñón	Sergio Castro, Registered Member of the Chilean Mining Commission, Yamana Gold Inc.	Dominic Chartier, P. Geo, Yamana Gold Inc.
Jacobina	Esteban Chacon, Registered Member of the Chilean Mining Commission, Yamana Gold Inc.	Renan Garcia Lopes, MAusIMM CP (Geo), Yamana Gold Inc.

The Company will host a conference call and webcast on Friday, February 14, 2020, at 9:00 a.m. ET.

Fourth Quarter 2019 Conference Call

Toll Free (North America):	1-800-273-9672
Toronto Local and International:	416-340-2216
Webcast:	www.yamana.com

Conference Call Replay

Toll Free (North America):	1-800-408-3053
Toronto Local and International:	905-694-9451
Passcode:	5849142

The conference call replay will be available from 12:00 p.m. ET on February 14, 2020, until 11:59 p.m. ET on March 6, 2020.

Qualified Persons

Scientific and technical information contained in this news release has been reviewed and approved by Sébastien Bernier (P. Geo and Senior Director, Geology and Mineral Resources). Sébastien Bernier is an employee of Yamana Gold Inc. and a "Qualified Person" as defined by Canadian Securities Administrators' National Instrument 43-101 - Standards of Disclosure for Mineral Projects.

About Yamana

Yamana is a Canadian-based precious metals producer with significant gold and silver production, development stage properties, exploration properties, and land positions throughout the Americas, including Canada, Brazil, Chile and Argentina. Yamana plans to continue to build on this base through expansion and optimization initiatives at existing operating mines, development of new mines, the advancement of its exploration properties and, at times, by targeting other consolidation opportunities with a primary focus in the Americas.

FOR FURTHER INFORMATION, PLEASE CONTACT:
Investor Relations and Corporate Communications
416-815-0220
1-888-809-0925
Email: investor@yamana.com

END NOTES

(1) GEO assumes gold ounces plus the gold equivalent of silver ounces using a ratio of 85.54 and 86.02 for the three months and year ended December 31, 2019, respectively, and 81.30 and 79.60 for the three months and year ended December 31, 2018, respectively.

(2) Total Yamana includes production from all Yamana mines (which includes mines in the Company's portfolio as of December 31, 2019: Canadian Malartic, Jacobina, Cerro Moro, El Peñón, and Minera Florida), and production from Chapada prior to divestment on July 5, 2019.

(3) Included in fourth quarter and full year 2019 production figures are 3,137 gold ounces of pre-commercial production, related to the Company's 50% interest in the Canadian Malartic mine's Barnat deposit.

(4) Refer to 'Section 4: Operating Segments Performance and Section 6: Mineral Reserve and Mineral Resource Estimates in the Company's Management's Discussion and Analysis ("MD&A") for the year ended December 31, 2019 for additional details on how Yamana's exploration programs continue to deliver on mineral resources discovery and mineral reserve replacement and growth.

(5) A cautionary note regarding non-GAAP performance measures and their respective reconciliations, as well as additional line items or subtotals in financial statements is included in Section 11: Non-GAAP Performance Measures in the Company's MD&A for the year ended December 31, 2019 and in the 'Non-GAAP Performance Measures' section below.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: This news release contains or incorporates by reference “forward-looking statements” and “forward-looking information” under applicable Canadian securities legislation and within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking information includes, but is not limited to information with respect to the Company’s strategy, plans or future financial or operating performance, results of pre-feasibility studies, repayment of debt or updates regarding mineral reserves and mineral resources. Forward-looking statements are characterized by words such as “plan", “expect”, “budget”, “target”, “project”, “intend”, “believe”, “anticipate”, “estimate” and other similar words, or statements that certain events or conditions “may” or “will” occur. Forward-looking statements are based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made, and are inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include the outcome of various planned technical studies, production and exploration, development and expansion plans at the Company's projects discussed herein being met, the impact of proposed optimizations at the Company's projects, changes in national and local government legislation, taxation, controls or regulations and/or change in the administration of laws, policies and practices, and the impact of general business and economic conditions, global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future conditions, fluctuating metal prices (such as gold, copper, silver and zinc), currency exchange rates (such as the Brazilian Real, the Chilean Peso and the Argentine Peso versus the United States Dollar), the impact of inflation, possible variations in ore grade or recovery rates, changes in the Company’s hedging program, changes in accounting policies, changes in mineral resources and mineral reserves, risks related to asset dispositions, risks related to metal purchase agreements, risks related to acquisitions, changes in project parameters as plans continue to be refined, changes in project development, construction, production and commissioning time frames, unanticipated costs and expenses, higher prices for fuel, steel, power, labour and other consumables contributing to higher costs and general risks of the mining industry, failure of plant, equipment or processes to operate as anticipated, unexpected changes in mine life, final pricing for concentrate sales, unanticipated results of future studies, seasonality and unanticipated weather changes, costs and timing of the development of new deposits, success of exploration activities, permitting timelines, government regulation and the risk of government expropriation or nationalization of mining operations, risks related to relying on local advisors and consultants in foreign jurisdictions, environmental risks, unanticipated reclamation expenses, risks relating to joint venture operations, title disputes or claims, limitations on insurance coverage, timing and possible outcome of pending and outstanding litigation and labour disputes, risks related to enforcing legal rights in foreign jurisdictions, as well as those risk factors discussed or referred to herein and in the Company's Annual Information Form filed with the securities regulatory authorities in all provinces of Canada and available at www.sedar.com, and the Company’s Annual Report on Form 40-F filed with the United States Securities and Exchange Commission.  Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates, assumptions or opinions should change, except as required by applicable law. The reader is cautioned not to place undue reliance on forward-looking statements. The forward-looking information contained herein is presented for the purpose of assisting investors in understanding the Company’s expected financial and operational performance and results as at and for the periods ended on the dates presented in the Company’s plans and objectives and may not be appropriate for other purposes.

CAUTIONARY NOTE TO UNITED STATES INVESTORS CONCERNING ESTIMATES OF MEASURED, INDICATED AND INFERRED MINERAL RESOURCES
This news release has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ in certain material respects from the disclosure requirements of United States securities laws contained in Industry Guide 7. The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with Canadian National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. These definitions differ from the definitions in the disclosure requirements promulgated by the Securities and Exchange Commission (the “Commission”) contained in Industry Guide 7.  Under Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report mineral reserves, the three-year historical average price is used in any mineral reserve or cash flow analysis to designate mineral reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101. However, these terms are not defined terms under Industry Guide 7. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into mineral reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable. Disclosure of “contained ounces” in a mineral resource is permitted disclosure under Canadian regulations. In contrast, issuers reporting pursuant to Industry Guide 7 report mineralization that does not constitute “mineral reserves” by Commission standards as in place tonnage and grade without reference to unit measures.

Accordingly, information contained in this news release may not be comparable to similar information made public by U.S. companies reporting pursuant to Industry Guide 7.

NON-GAAP PERFORMANCE MEASURES

The Company has included certain non-GAAP performance measures to supplement its Consolidated Financial Statements, which are presented in accordance with IFRS, including the following:

  Cash Costs per GEO sold;
  All-in Sustaining Costs per GEO sold;
  Net Debt;
  Net Free Cash Flow and Free Cash Flow;
  Average Realized Price per ounce of gold/silver sold;
  Average Realized Price per pound of copper; and
  Adjusted Earnings

The Company believes that these measures, together with measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company. Non-GAAP financial measures do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar measures employed by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Management's determination of the components of non-GAAP and additional measures are evaluated on a periodic basis influenced by new items and transactions, a review of investor uses and new regulations as applicable. Any changes to the measures are duly noted and retrospectively applied as applicable.

For definitions and descriptions of the non-GAAP measures, other than those noted and reconciled below and additional subtotals in financial statements, refer to Section 11 of the Company's MD&A for the year ended December 31, 2019, which is available on the Company's website and on SEDAR.

GEO PRODUCTION AND SALES

Production and sales of silver are treated as a gold equivalent in determining a combined precious metal production or sales unit, commonly referred to as gold equivalent ounces ("GEO"). Specifically, guidance GEO produced are calculated by converting silver production to its gold equivalent using relative gold/silver metal prices at an assumed ratio and adding the converted silver production expressed in gold ounces to the ounces of gold production. Actual GEO production and sales calculations are based on an average realized gold to silver price ratio for the relevant period.

CASH COSTS AND ALL-IN SUSTAINING COSTS

The Company discloses “Cash Costs” because it understands that certain investors use this information to determine the Company’s ability to generate earnings and cash flows for use in investing and other activities. The Company believes that conventional measures of performance prepared in accordance with IFRS do not fully illustrate the ability of its operating mines to generate cash flows. The measures, as determined under IFRS, are not necessarily indicative of operating profit or cash flows from operating activities.

The measure of Cash Costs and All-in Sustaining Costs (AISC), along with revenue from sales, is considered to be a key indicator of a company’s ability to generate operating earnings and cash flows from its mining operations. This data is furnished to provide additional information and is a non-GAAP financial measure. The terms Cash Costs per GEO sold, Cash Costs per pound of copper sold, AISC per GEO sold and AISC per pound of copper sold do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar measures employed by other companies. Non-GAAP financial measures should not be considered in isolation as a substitute for measures of performance prepared in accordance with IFRS and are not necessarily indicative of operating costs, operating profit or cash flows presented under IFRS.

Cash Costs include mine site operating costs such as mining, processing, administration, production taxes and royalties which are not based on sales or taxable income calculations, but are exclusive of amortization, reclamation, capital, development and exploration costs. The Company believes that such measure provides useful information about its underlying Cash Costs of operations. Cash Costs are computed on a weighted average basis as follows:

  Cash Costs per GEO sold - The total costs used as the numerator of the unitary calculation represent Cost of Sales excluding DDA, net of treatment and refining charges. These costs are then divided by GEO sold. In the case of Chapada, costs directly attributable to GEO and copper will be allocated on that attributable basis. Non-attributable costs will be allocated based on the relative value of revenues for each metal, which will be determined annually at the beginning of each year.
  Cash Costs of copper - Attributable copper sales costs, divided by commercial copper pounds sold.

AISC figures are calculated in accordance with a standard developed by the World Gold Council (“WGC”) (a non-regulatory, market development organization for the gold industry). Adoption of the standard is voluntary and the cost measures presented herein may not be comparable to other similarly titled measures of other companies.

AISC per sold seeks to represent total sustaining expenditures of producing and selling GEO from current operations. The total costs used as the numerator of the unitary calculation represent Cash Costs (defined above) and includes cost components of mine sustaining capital expenditures including stripping and underground mine development, corporate and mine-site general and administrative expense, sustaining mine-site exploration and evaluation expensed and capitalized and accretion and amortization of reclamation and remediation. AISC do not include capital expenditures attributable to projects or mine expansions, exploration and evaluation costs attributable to growth projects, income tax payments, borrowing costs and dividend payments. Consequently, this measure is not representative of all of the Company's cash expenditures. In addition, the calculation of AISC does not include depletion, depreciation and amortization expense as it does not reflect the impact of expenditures incurred in prior periods.

  AISC per GEO sold - reflect allocations of the aforementioned cost components on the basis that is consistent with the nature of each of the cost component to the GEO production and sales activities.
  AISC per pound of copper - reflect allocations of the aforementioned cost components on the basis that is consistent with the nature of each of the cost component to GEO or copper production activities.

NET DEBT

The Company uses the financial measure "Net Debt", which is a non-GAAP financial measure, to supplement information in its Consolidated Financial Statements. The Company believes that in addition to conventional measures prepared in accordance with IFRS, the Company and certain investors and analysts use this information to evaluate the Company’s performance. The non-GAAP financial measure of net debt does not have any standardized meaning prescribed under IFRS, and therefore it may not be comparable to similar measures employed by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Net Debt is calculated as the sum of the current and non-current portions of long-term debt net of the cash and cash equivalents balance as at the balance sheet date. A reconciliation of Net Debt at December 31, 2019 and 2018 is provided in Section 11 of the Company's MD&A for the year ended December 31, 2019, which is available on the Company's website and on SEDAR.

NET FREE CASH FLOW AND FREE CASH FLOW

The Company uses the financial measure "Net Free Cash Flow" and "Free Cash Flow", which are non-GAAP financial measures, to supplement information in its Consolidated Financial Statements. Net Free Cash Flow and Free Cash Flow do not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to similar measures employed by other companies. The Company believes that in addition to conventional measures prepared in accordance with IFRS, the Company and certain investors and analysts use this information to evaluate the Company’s performance with respect to its operating cash flow capacity to meet non-discretionary outflows of cash or to meet dividends and debt repayments. The presentation of Net Free Cash Flow and Free Cash Flow are not meant to be substitutes for the cash flow information presented in accordance with IFRS, but rather should be evaluated in conjunction with such IFRS measures. Net Free Cash Flow is calculated as cash flows from operating activities adjusted for advance payments received pursuant to metal purchase agreements, non-discretionary expenditures from sustaining capital expenditures and interest paid related to the current period. Free Cash Flow further deducts remaining capital expenditures and payments for lease obligations. Reconciliations of Net Free Cash Flow and Free Cash Flow are provided below.

Net Free Cash Flow Reconciliation	Three months ended December 31
(In millions of United States Dollars)	2019	2018
Cash flows from operating activities	$201.7	$114.8
Adjustments to operating cash flows:
Deferred revenue recognized on copper prepay, streaming arrangements and other net of advance payments received	4.2	37.5
Other payments	—	33.2
Non-discretionary items related to the current period
Sustaining capital expenditures	(46.6)	(52.5)
Interest paid	(22.8)	(27.0)
Net free cash flow	$136.5	$106.0

Free Cash Flow before Dividends and Debt Repayment Reconciliation	Three months ended December 31
(In millions of United States Dollars)	2019	2018
Cash flows from operations	$201.7	$114.8
Cash flows used in capital expenditures	(85.7)	(108.4)
Cash flows used in other investing activities	(11.1)	(10.2)
Interest and other finance expenses paid	(22.8)	(27.0)
Payment of lease liabilities	(4.8)	—
Cash (used in) from other financing activities	(8.5)	2.5
Effect of foreign exchange of non-USD denominated cash	0.4	0.3
Payments or inflows not reflective of current period operations:
Unearned revenue recognized on copper prepay, streaming arrangements and other net of advance payments received	4.2	37.5
Free Cash Flow before Dividends and Debt Repayments	$73.4	$9.5

AVERAGE REALIZED METAL PRICES

The Company uses the financial measures "average realized gold price", "average realized silver price" and "average realized copper price", which are non-GAAP financial measures, to supplement in its Consolidated Financial Statements. Average realized price does not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to similar measures employed by other companies. The Company believes that in addition to conventional measures prepared in accordance with IFRS, the Company and certain investors and analysts use this information to evaluate the Company’s performance vis-à-vis average market prices of metals for the period. The presentation of average realized metal prices is not meant to be a substitute for the revenue information presented in accordance with IFRS, but rather should be evaluated in conjunction with such IFRS measure.

Average realized metal price represents the sale price of the underlying metal before deducting treatment and refining charges, and other quotational and pricing adjustments. Average realized prices are calculated as the revenue related to each of the metals sold, i.e. gold, silver and copper, divided by the quantity of the respective units of metals sold, i.e. gold ounce, silver ounce and copper pound. Reconciliations of average realized metal prices to revenue are provided in Section 11 of the Company's MD&A for the year ended December 31, 2019, which is available on the Company's website and on SEDAR.

ADJUSTED EARNINGS OR LOSS AND ADJUSTED EARNINGS OR LOSS PER SHARE

The Company uses the financial measures “Adjusted Earnings or Loss” and “Adjusted Earnings or Loss per share” to supplement information in its Consolidated Annual Financial Statements. The Company believes that in addition to conventional measures prepared in accordance with IFRS, the Company and certain investors and analysts use this information to evaluate the Company’s performance. The presentation of adjusted measures are not meant to be a substitute for Net Earnings or Loss or Net Earnings or Loss per share presented in accordance with IFRS, but rather should be evaluated in conjunction with such IFRS measures. Adjusted Earnings or Loss and Adjusted Earnings or Loss per share are calculated as net earnings excluding non-recurring items, items not related to or having a disproportionate effect on results for a particular periods and/or not directly related to the core mining business such as (a) share-based payments and other compensation, (b) unrealized foreign exchange (gains) losses related to revaluation of deferred income tax asset and liability on non-monetary items, (c) unrealized foreign exchange (gains) losses related to other items, (d) unrealized (gains) losses on derivatives, (e) impairment losses and reversals on mineral interests and other assets, (f) deferred income tax expense (recovery) on the translation of foreign currency inter-corporate debt, (g) mark-to-market (gains) losses on other assets, (h) one-time tax adjustments to historical deferred income tax balances relating to changes in enacted tax rates, (i) reorganization costs, (j) non-recurring provisions, (k) (gains) losses on sale of assets, (l) any other non-recurring adjustments and the tax impact of any of these adjustments calculated at the statutory effective rate for the same jurisdiction as the adjustment. Non-recurring adjustments from unusual events or circumstances are reviewed from time to time based on materiality and the nature of the event or circumstance. Earnings adjustments for the comparative period reflect both continuing and discontinued operations.

The terms “Adjusted Earnings or Loss” and “Adjusted Earnings or Loss per share” do not have a standardized meaning prescribed by IFRS, and therefore the Company’s definitions are unlikely to be comparable to similar measures presented by other companies. Management uses these measures for internal valuation of the core mining performance for the period and to assist with planning and forecasting of future operations. Management believes that the presentation of Adjusted Earnings or Loss and Adjusted Earnings or Loss per share provide useful information to investors because they exclude non-recurring items, items not related to or not indicative of current or future period's results and/or not directly related to the core mining business and are a better indication of the Company’s profitability from operations as evaluated by internal management and the board of directors. The items excluded from the computation of Adjusted Earnings or Loss and Adjusted Earnings or Loss per share, which are otherwise included in the determination of Net Earnings or Loss and Net Earnings or Loss per share prepared in accordance with IFRS, are items that the Company does not consider to be meaningful in evaluating the Company’s past financial performance or the future prospects and may hinder a comparison of its period-to-period profitability.

ADDITIONAL LINE ITEMS OR SUBTOTALS IN FINANCIAL STATEMENTS

The Company uses the following additional line items and subtotals in the Consolidated Financial Statements as contemplated in IAS 1: Presentation of Financial Statements:

  Gross margin excluding depletion, depreciation and amortization - represents the amount of revenue in excess of cost of sales excluding depletion, depreciation and amortization. This additional measure represents the cash contribution from the sales of metals before all other operating expenses and DDA, in the reporting period.
  Mine operating earnings/loss - represents the amount of revenue in excess of cost of sales excluding depletion, depreciation and amortization and depletion, depreciation and amortization.
  Operating earnings/loss - represents the amount of earnings/loss before net finance costs, other income/costs and income tax expense/recovery. This measure represents the amount of financial contribution, net of all expenses directly attributable to mining operations and overheads. Finance costs and other income/costs are not classified as expenses directly attributable to mining operations.
  Cash flows from operating activities before income taxes paid and net change in working capital - excludes the payments made during the period related to income taxes and tax related payments and the movement from period-to-period in working capital items including trade and other receivables, other assets, inventories, trade and other payables. Working capital and income taxes can be volatile due to numerous factors, such as the timing of payment and receipt. As the Company uses the indirect method prescribed by IFRS in preparing its statement of cash flows, this additional measure represents the cash flows generated by the mining business to complement the GAAP measure of cash flows from operating activities, which is adjusted for income taxes paid and tax related payments and the working capital change during the reporting period.
  Cash flows from operating activities before net change in working capital - excludes the movement from period-to-period in working capital items including trade and other receivables, other assets, inventories, trade and other payables. Working capital can be volatile due to numerous factors, such as the timing of payment and receipt. As the Company uses the indirect method prescribed by IFRS in preparing its statement of cash flows, this additional measure represents the cash flows generated by the mining business to complement the GAAP measure of cash flows from operating activities, which is adjusted for the working capital change during the reporting period.

The Company’s management believes that this presentation provides useful information to investors because gross margin excluding depletion, depreciation and amortization excludes the non-cash operating cost item (i.e. depreciation, depletion and amortization), cash flows from operating activities before net change in working capital excludes the movement in working capital items, mine operating earnings excludes expenses not directly associated with commercial production and operating earnings excludes finance and tax related expenses and income/recoveries. These, in management’s view, provide useful information of the Company’s cash flows from operating activities and are considered to be meaningful in evaluating the Company’s past financial performance or the future prospects.